UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER

THE INVESTMENT COMPANY ACT OF 1940.

Babson Capital Funds Trust

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Charlotte, North Carolina on the 12th day of September, 2013.

Signature:	Babson Capital Funds Trust
(Name of Registrant)

By:	/s/ Patrick Hoefling
Patrick Hoefling Chief Financial Officer and Principal Financial and Accounting Officer

Attest:	/s/ Janice M. Bishop
Janice M. Bishop Secretary